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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                                ELDERWATCH, INC.
                                (Name of Issuer)

                    Shares of Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                   284583 10 1
                                 (CUSIP Number)

                            David Lubin & Associates
                            26 East Hawthorne Avenue
                             Valley Stream, NY 11580
                            Telephone: (516) 284-1740
                            Facsimile: (516) 908-5280

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 24, 2006
                                  ------------
             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 284583 10 1
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1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).
   International Executive Consulting SPRL.
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
                              (a) [__]     (b) [__]
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3. SEC Use Only
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4. Source of Funds (See Instructions)
   WC
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e)
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6. Citizenship or Place of Organization:
   Belgium
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Number of                  7. Sole Voting Power
Shares Beneficially                 -637,500-
Owned By Each              8. Shared Voting Power
Reporting                              -0-
Person                     9. Sole Dispositive Power
                                    -637,500-
                           10. Shared Dispositive Power
                                       -0-
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11. Aggregate Amount Beneficially Owned by Each Reporting Person
    637,500 shares of common stock
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
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13. Percent of Class Represented by Amount in Row (11)
    8.1% of the issued and outstanding shares of common stock
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14. Type of Reporting Person (See Instructions)
    CO - corporation
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

Item 1. Security and Issuer

      This statement relates to the common stock , $0.001 par value, of Elderwatch Inc, a Florida Corporation ("the issuer").

      The principal offices of the issuer are located at 11731 Briarwood Circle, #1, Boynton Beach, FL 33457.

Item 2. Identity and Background

      (a) The name of the person filing this statement is International Executive Consulting SPRL (the "Reporting Person").

      (b) The Reporting Person is a corporation organized under the laws of Belgium. The address of the Reporting Person is
            166 Grootzand  Str.
            9200 Dendermonde
            Belgium

      (c) The principal business of the Reporting Person is providing consulting services and investing in projects.

            PRESENT DIRECTORS OR PRINCIPAL OFFICERS

            Directors: Robert Alens - Fimico Tax & Legal cvba, Dendermonde, Belgium

      (d) None of Reporting Person or its officers, directors, or controlling persons has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

      (e) During the last five years, none of the Reporting Person or its directors, officers, or controlling persons has been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction or has been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Robert Alens is a citizen of Belgium.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person paid $41,141 for the purchase of the 637,500 shares described above. The source of the funds used in making such purchase was the working capital of the Reporting Person.

Item 4. Purpose of Transaction

On May 24, 2006, the Reporting Person purchased 637,500 shares (representing 8.13%) of the issued and outstanding shares of common stock of the issuer from Allan Weiss, the principal shareholder and President and Chief Executive Officer of the issuer. Such purchase was made pursuant to a Purchase and Sale Agreement, dated May 24, 2006, which provided, among other things, for the sale by Allan Weiss of 4,537,500 shares (representing an aggregate of 58%) of the common stock of the issuer to twenty three buyers listed in such Purchase and Sale Agreement, including the Reporting Person. The Reporting Person engaged in such transaction for the purpose of becoming a shareholder of the issuer so that the Reporting Person may share in the profits generated by the issuer.

Item 5. Interest in Securities of the Issuer

      (a) As of the date hereof, the issuer has 7,837,500 issued and outstanding shares of common stock. The Reporting Person owns 637,500 shares (representing 8.13%) of the issued and outstanding common stock of the Issuer.

      (b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

      (c) The Reporting Person. has not been involved in any other transaction related to Issuer.

      (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

      (e)   Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1 Purchase and Sale Agreement, dated May 24, 2006, between Allan Weiss and twenty three unaffiliated foreign persons and entities.

                                    SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Date: June 23, 2006

                                              International Executive Consulting

                                              By: /s/ Robert Alens
                                                 -------------------------------
                                              Name:  Robert Alens
                                              Title: Director